UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

SEC File Number 000-29637

NOTIFICATION OF LATE FILING

(Check one):           ☑ Form 10-K            ☐ Form 11-K           ☐ Form 20-F           ☐ Form 10-Q           ☐ Form N-SAR

For Period Ended:	March 31, 2005

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

PART I
REGISTRANT INFORMATION

Full name of registrant	Selectica, Inc.

Former name if applicable

                                                  Not Applicable

Address of principal executive office (Street and number)	3 West Plumeria Drive

City, state and zip code	San Jose, California 95134

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☑ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2005 within the prescribed time period because Registrant’s management was unable to complete its Form 10-K as a result of a significant amount of time and resources being expended in connection with Section 404 of the Sarbanes-Oxley Act of 2002. The Company’s inability to complete its filing on time is also due, in part, to the transition from our former Vice President of Finance and Corporate Controller, whose last day with the Company was May 5, 2005, to new personnel in the finance department who just recently joined the Company. The Company expects to file its Annual Report on Form 10-K within the fifteen day extension period provided by this Form 12b-25.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Steve Bennion	(408) 570-9700

(Name)	(Area Code)(Telephone Number)

     (2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑   Yes            ☐   No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   Yes            ☑   No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Selectica, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 14, 2005	By:	/s/ Vincent G. Ostrosky
President and Chief Executive Officer

Date June 14, 2005	By:	/s/ Stephen Bennion
Chief Financial Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.